Exhibit 99.1

BAYTEX REPORTS SHAREHOLDER MEETING RESULTS

CALGARY, ALBERTA (April 29, 2021) – Baytex Energy Corp. (“Baytex”) (TSX: BTE) reports that all matters presented for approval at the annual meeting of shareholders held today were approved. A total of 153,884,894 common shares being 27.28% of Baytex’s issued and outstanding shares were represented at the meeting.

At the meeting, all of the nominees proposed as directors were duly elected. Results of the vote are set out below.

Name of Nominee	Votes For
	#	%
Mark R. Bly	120,919,891	94.44
Trudy M. Curran	120,315,768	93.96
Don G. Hrap	120,974,248	94.48
Edward D. LaFehr	119,950,156	93.68
Jennifer A. Maki	119,639,765	93.44
Gregory K. Melchin	119,240,336	93.12
David L. Pearce	123,453,497	96.42
Steve D.L. Reynish	121,115,773	94.59

KPMG LLP was appointed as Baytex’s auditor until the next annual meeting of shareholders, and the directors were authorized to fix their remuneration. The result of the vote is as follows.

Votes For
#	%
150,778,420	98.58

Exhibit 99.1
In addition, a non-binding advisory resolution with respect to Baytex’s approach to executive compensation was approved. The result of the vote is as follows.

Votes For
#	%
114,927,816	89.76

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com